
PROCESSING
RECEIVED
MAR - 1 2007
213
SECTION
WASH., D.C.



SECUR[ITIES AND EXCHANGE COMMIS]SION

07003283

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1227 Mall Drive
(No. and Street)

Richmond	Virginia	23235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg S. Glaser (804) 378-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520	Richmond	VA	23236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg S. Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Equities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advanced Equities, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3095
Fax: (804) 330-7753

Independent Auditors' Report

Board of Directors
Advanced Equities, Inc.

We have audited the accompanying statements of financial condition of Advanced Equities, Inc. as of December 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Advanced Equities, Inc, as of December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the statements of financial condition. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

BDO Seidman, LLP

February 26, 2007

Advanced Equities, Inc.

Statements of Financial Condition

December 31,	**2006**	2005
Assets		
Cash and cash equivalents	**$ 4,838,752**	$3,472,417
Advances to Parent	–	3,116,211
Notes receivable, net	**4,269,487**	1,584,387
Receivable from clearing brokers	**2,001,956**	610,799
Deferred tax asset	**118,000**	45,000
Securities owned, at market value	**30,012**	18,337
Furniture, fixtures and equipment, net of accumulated depreciation of $1,530	**80,260**	–
Other assets	**1,385,892**	411,241
Total assets	**$12,724,359**	$9,258,392

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	**$ 3,054,829**	$1,413,132
Securities sold, not yet purchased, at market value	–	38,362
Payable to clearing brokers	**263,002**	–
Payable to Parent	**411,717**	–
Income taxes payable	**23,000**	1,595,000
Total liabilities	**3,752,548**	3,046,494
Commitments and contingencies		
Stockholder's equity	**8,971,811**	6,211,898
Total liabilities and stockholder's equity	**$12,724,359**	$9,258,392

See accompanying notes.

Nature of Operations

Advanced Equities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. It provides both investment banking and retail brokerage services. The investment banking services include, but are not limited to, participating in underwritings on a "best-efforts" basis and acting as an agent in private equity placements. The retail securities transactions of customers, located primarily in North America, are introduced to and cleared through clearing brokers on a fully disclosed basis. The Company is a wholly owned subsidiary of Advanced Equities Financial Corp.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, highly liquid investments with an original maturity of three months or less and money market funds.

Income Recognition

Investment banking fees arise from securities offerings in which the Company acts as an underwriter. Investment banking fee income and expenses are recorded when realized, generally on the date of closing. Customers' securities transactions and the related commission income and expense are recorded on trade date.

Income Taxes

The Company files a consolidated federal tax return with its Parent. Federal and state income taxes are allocated to the Company on a separate return basis. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Accordingly, the Company's taxable income is included in the consolidated tax return of the Parent.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments, and are either reflected at fair values or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

1. Receivable from Clearing Brokers

The receivable from clearing brokers represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing brokers and commissions earned collateralize amounts due to the clearing brokers, if any.

2. Notes Receivable

Notes receivable consists of loans to employee registered representatives as an inducement to join the Company. These notes are unsecured and generally forgiven over periods ranging from five to six years, based upon meeting performance goals and remaining employed with the Company.

3. Income Taxes

The deferred tax assets as of December 31, 2006 and 2005 relate to deferred rent credits.

4. Related Parties

The Company pays fees to an affiliate for raising monies in securities offerings in which the Company acts as an underwriter.

Pursuant to an expense sharing agreement with the Parent, certain compensation expenses of the Company are paid by the Parent and allocated to the Company.

Advances to Parent represent payments made by the Company to fund certain activities of the Parent. At December 31, 2006 and 2005, this balance does not bear any interest.

5. Commitments and Contingencies

Effective January 31, 2005, the Company and the Parent (collectively the "Tenant") entered into an office space lease under a noncancelable operating lease agreement that expires on January 31, 2015. The Tenant is jointly and severally liable for rental lease commitments under this lease. Effective February 1, 2007, assuming no default, as defined in the lease, the Company will no longer be a party to the lease.

The aggregate minimum annual rental commitments under leases, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2007	$1,192,276
2008	1,214,609
2009	638,795
2010	660,260
2011	682,074
Thereafter	2,004,332
	$6,392,346

5. Commitments and Contingencies (continued)

In the normal course of business, the Company is subject to litigation, regulatory and arbitration matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of outstanding matters as of December 31, 2006 will not result in any material adverse effect upon the Company's financial position.

6. Off-Balance-Sheet Credit Risk

Credit Risk

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there are no amounts to be indemnified to the clearing brokers for these accounts.

Concentration of Credit Risk

The Company introduces all retail securities trades to its clearing brokers. In the event the clearing brokers do not fulfill their obligation, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital and requires that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital and excess net capital of approximately $3,002,109 and $2,751,939, respectively. The net capital ratio was 1.25 to 1.

8. Employee Benefits

The Company's employees are eligible for benefits under the Parent's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 80% of their pre-tax compensation, excluding commissions to the 401(k) Plan, subject to certain limitations under the Internal Revenue Code. Eligible employees are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's eligible compensation. The matching contributions are generally subject to a five-year vesting schedule.

Advanced Equities, Inc.

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 December 31, 2006

Net Capital	
Stockholder's equity	$8,971,811
Nonallowable assets	
Receivable from clearing brokers	100,343
Notes receivable, net	4,269,487
Deferred tax asset	118,000
Advances to Parent	–
Furniture, fixtures and equipment	80,260
Other assets	1,385,892
Total nonallowable assets	5,953,982
Other deductions and/or charges	–
Capital before haircuts on cash equivalents	3,017,829
Haircuts on cash equivalents and securities	15,720
Net capital	3,002,109
Computation of Basic Net Capital Requirement	
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 250,170
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 250,170
Excess net capital	$2,751,939
Excess net capital at 1000%	$2,626,854

continued...

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 December 31, 2006 (continued)

Computation of aggregate indebtedness	
Accounts payable and accrued expenses	**$3,054,829**
Payable to clearing brokers	**263,002**
Payable to Parent	**411,717**
Income taxes payable	**23,000**
Total aggregate indebtedness	**$3,752,548**
Ratio of aggregate indebtedness to net capital	**1.25 to 1**

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	**$3,052,822**
Increase in furniture, fixtures and equipment	**50,713**
Net capital per above	**$3,002,109**

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Advanced Equities, Inc.

In planning and performing our audit of the financial statements of Advanced Equities, Inc. (the "Company") for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control activities and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

February 26, 2007
Richmond, Virginia



BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3095
Fax: (804) 330-7753

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Advanced Equities, Inc.

In planning and performing our audit of the financial statements of Advanced Equities, Inc. (the "Company") for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(1l) for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control activities and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

February 26, 2007
Richmond, Virginia

END